September 24, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nortel Inversora S.A. (Nortel Investments, Inc.)
Form 20-F for the year ended December 31, 2006
Filed June 28, 2007
File No. 1-14270

Dear Mr. Spirgel:

Nortel Inversora S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 13, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company will work expeditiously to respond to the Comment Letter in consultation with the Company’s independent auditor.  However, the Company will require additional time to consider and respond to the Staff’s comments as the Comment Letter was received via mail on Monday September 24, 2007.  Accordingly, we respectfully request an extension beyond the date required by the Comment Letter.  The Company currently expects to be able to file its response on or about October 15, 2007, which is fifteen business days from when the letter was received.

We are grateful for the Staff’s assistance with this matter.  Please send any future correspondence by fax to 011-5411-4313-1298 or by email to Maria Blanco Salgado at mblancos@ta.telecom.com.ar.  Please do not hesitate to call me at 011-5411-4968-3631 or Jeffrey Smith of Davis Polk & Wardwell, our U.S. legal counsel, at 650-752-2058 with any concerns you might have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi
General Manager